OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

[redacted]

May 14, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

Subject: File No. 82-34864

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: our list of affiliates as of April 1, 2005; a notice of the decision of the Board of Directors to convene an annual general meeting; a notice of change in the share of Board of Directors members in the authorized capital of the issuer; a notice of the record date. The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours sincerely

Yury Rovensky
General Director

MATERIAL FACT NOTICE
"Information on record dates of the Issuer"

1. Full corporate name of the issuer, including company type –**RBC Information Systems Open Joint-Stock Company**

2. Issuer's address – ***75/9* Leninsky Prospekt, Moscow 119261**

3. Issuer's taxpayer ID number assigned by tax authorities - **7736206959**

4. Issuer's unique code assigned by the registration authority – **05214-A**

5. Material fact code – **0805214A06052005**

6. Address of the website that the issuer uses to post material fact notices - **www.rbcinfosystems.ru/info**

7. Name of the periodical that the issuer uses for publication of material fact notices – **"Supplement to the Bulletin of the Federal Service for Financial Markets of Russia"**

8. Type, category, series and other identification characteristics of registered securities – **common registered shares of OAO RBC Information Systems (state registration number 1-03-05214-A)**

9. Purpose for which the register of holders of registered securities is being compiled – **participation in the annual general shareholders' meeting**

10. Date to which the register of holders of registered securities is to be compiled – **May 6, 2005**

11. Date of the minutes of the meeting (session) of the issuer's authorized managerial body, when the resolution on the register of holders of the issuer's registered securities, or other resolution, that implies the date for drawing up such a register subject to other dates without a separate resolution on the date of the register, was adopted – **minutes of the meeting of the Board of Directors of RBC Information Systems No.38 dated May 6, 2005.**

General Director

OAO RBC Information Systems Yuriy Rovensky

May 6, 2005

"Information of possible significance for the value of the issuer's securities offered publicly and/or outstanding"

1. **Full corporate name of the issuer, including company type**: RBC Information Systems Open Joint Stock Company.
2. **Abbreviated corporate name of the issuer**: OAO RBC Information Systems.
3. **Issuer's address**: 75/9 Leninsky Prospekt, Moscow 119261.
4. **Issuer's postal address**: 75/9 Leninsky Prospekt, Moscow 119261.
5. **Issuer's taxpayer ID assigned by tax authorities**: 7736206959.
6. **Issuer's unique code assigned by the registration authority**: 05214-A.
7. **Address of the website used by the issuer for publication of information**: http://www.rbcinfosystems.ru.
8. **Contact telephone number:** 363-11-46
9. **State registration number and date:** 1027700381851 dated October 31, 2002.
10. **Surname, first name and patronymic of the person whose stake in the issuer's authorized capital has changed:**
Lukin Sergey Yuryevich, member of the issuer's Board of Directors
11. **Full corporate name and address of the organization, the above person's stake in which has changed:**
RBC Information Systems Open Joint Stock Company
75/9 Leninsky Prospekt, Moscow 119261
12. **Size of the above person's stake in the issuer's authorized capital prior to the change** – 0.89 percent
Size of the above person's holding of the issuer's common shares prior to the change – 0.89 percent
13. **Size of the above person's stake in the issuer's authorized capital after the change** – 0.8 percent;
Size of the above person's holding of the issuer's common shares after the change – 0.8 percent
14. **Date when the issuer was made aware of the change in the above person's stake in the issuer's authorized capital** – May 5, 2005.
15. **Surname, name, patronymic and position of the person whose stake in the issuer's authorized capital has changed:**
Belik Dmitry Gelyevich, member of the issuer's Board of Directors
16. **Full corporate name and address of the organization, the above person's stake in which has changed:**
RBC Information Systems Open Joint Stock Company
75/9 Leninsky Prospekt, Moscow 119261
17. **Size of the above person's stake in the issuer's authorized capital prior to the change** – 20.85 percent;
Size of the above person's holding of the issuer's common shares prior to the change – 20.85 percent
18. **Size of the above person's stake in the issuer's authorized capital after the change** – 20.94 percent;
Size of the above person's holding of the issuer's common shares after the change – 20.94 percent
19. **Date when the issuer was made aware of the change in the above person's stake in the issuer's authorized capital** – May 5, 2005.

General Director
OAO RBC Information Systems
May 5, 2005

Yury Rovensky

«РБК Информационные Системы»
МОСКВА

"Information of possible significance for the value of the issuer's securities offered publicly and/or outstanding"

1. **Full corporate name of the issuer, including company type**: RBC Information Systems Open Joint Stock Company.
2. **Abbreviated corporate name of the issuer**: OAO RBC Information Systems.
3. **Issuer's address**: 75/9 Leninsky Prospekt, Moscow 119261.
4. **Issuer's postal address**: 75/9 Leninsky Prospekt, Moscow 119261.
5. **Issuer's taxpayer ID assigned by tax authorities**: 7736206959.
6. **Issuer's unique code assigned by the registration authority**: 05214-A.
7. **Address of the website used by the issuer for publication of information**: http://www.rbcinfosystems.ru.
8. **Contact telephone number:** 363-11-46
9. **State registration number and date:** 1027700381851 dated October 31, 2002.
10. **Date of the Board of Directors (Supervisory Board) meeting, which resolved to convene the issuer's annual general shareholders' meeting:** May 6, 2005.
11. **Date and number of minutes of the meeting of the issuer's Board of Directors (Supervisory Board), when the resolution on convening the issuer's annual general shareholders' meeting was adopted:** Minutes of the Board of Directors No. 38 dated May 6, 2005.
12. **Contents of the resolution adopted by the issuer's Board of Directors (Supervisory Board):**

To convene the Company's annual general shareholders' meeting.
To hold the annual general shareholders' meeting in joint presence of shareholders with prior distribution of voting ballots.
To approve the following venue for the annual general shareholders' meeting and registration of its participants: Rublevsky Hall at Marriott Grand Hotel Moscow, 26 Tverskaya, Moscow.
Annual general shareholders' meeting date: June 22, 2005.
Start time for the annual general meeting: 11 a.m.
Start time for registration of participants: 10 a.m.

To approve the following agenda for the annual general shareholders' meeting:

1. Approval of the Company's annual report, annual accounting statement, including a profit and loss statement (profit and loss accounts), as well as the Company's profit and loss distribution according to the results of 2004
2. Approval of the Company's revised Articles of Association.
3. Approval of the Company's revised Provision on the General Shareholders' Meeting
4. Election of the Company's Audit and Compliance Committee
5. Approval of the Company's Auditor
6. Enlargement of the Company's authorized capital by placing additional shares. It is proposed to float 4,260,000 shares to stage an option program.
7. Approval of related party transactions.
8. Election of the Company's Board of Directors

General Director
OAO RBC Information Systems
May 6, 2005

Yury Rovensky

«РБК Информационные Системы»
МОСКВА

SEC MAIL RECEIVED PROCESSING
MAY 26 2005
WASH. D.C. SECTION

THE LIST OF RELATED PARTIES

OPEN JOINT-STOCK COMPANY RBC Information Systems

(issuer code: 05214-A)

as of April 01, 2005

General Director
Yury A. Rovensky

«РБК Информационные Системы»

locus sigilli

The list of related parties

Related party	The number of shares owned in the company	The stake in the share capital of the company
Name: *Dmitry G. Belik* Place of residence: *Russia, Moscow* Basis: *The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company* Date of basis: *June 08, 2004* Basis: *The person has the right to dispose of 20 percent of voting shares of the company* Date of basis enforcement: *January 12, 2001*	**23 980 699**	**20.85%**
Name: *Oleg A. Dyatlov* Place of residence: *Russia, Moscow* Basis: *The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company* Date of basis enforcement: *June 08, 2004*	**222 276**	**0.19%**
Name: *German V. Kaplun* Place of residence: *Russia, Moscow* Basis: *The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company* Date of basis enforcement: *June 08, 2004*	**22 141 018**	**19.25%**
Name: *Yekaterina A. Lebedeva* Place of residence: *Russia, Moscow* Basis: *The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company* Date of basis enforcement: *June 08, 2004* Basis: *The person is a member of the Executive Board, which is a collective executive body of the joint-stock company* Date of basis enforcement: *July 23, 2004*	**1**	**0.00%**
Name: *Sergey Y. Lukin* Place of residence: *Russia, Moscow* Basis: *The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company* Date of basis enforcement: *June 08, 2004*	**1 020 476**	**0.89%**
Name: *Alexander M. Morgulchik* Place of residence: *Russia, Moscow* Basis: *The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company* Date of basis enforcement: *June 08, 2004* Basis: *The person has the right to dispose of 20 percent of voting shares of the company* Date of basis enforcement: *January 12, 2001*	**25 543 114**	**22.21%**

Name: *Yuri Mostovoy* Place of residence: *NJ* Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	-	-
Name: ***Neil Osborn*** Place of residence: ***London*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	-	-
Name: *Givi M. Topchishvili* Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**2 271 407**	**1.97%**
Name: ***Leonid A. Khazan*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**1**	**0.00%**
Name: ***Michael Hammond*** Place of residence: ***London*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	-	-
Name: ***Hans-Joerg Rudloff*** Place of residence: ***Hermance*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	-	-
Name: ***Yury A. Rovensky*** Place of residence: ***Russia, Moscow*** Basis: ***The person has is the sole executive authority of the joint-stock company*** Date of basis enforcement: ***October 10, 2001***	-	-
Name: ***Artemiy V. Inyutin*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Executive Board, which is a collective executive body of the joint-stock company*** Date of basis enforcement: ***July 23, 2004***	*1*	**0.00%**
Name: ***Alexey V. Kuzovkin*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Executive Board, which is a collective executive body of the joint-stock company*** Date of basis enforcement: ***July 23, 2004***	*1*	**0.00%**

Name: *Closed Joint-Stock Company RBC Engineering* Location: *75/9, Leninsky Prospekt, Moscow, 119261* Postal address: *75/9, Leninsky Prospekt, Moscow, 119261* Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC Engineering. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 15, 2001***	-	-
Name: *Limited Liability Company PC Home* Location: *24-1-1 Tashkentskaya Street, Moscow, 109472* Postal address: *78-1, Profsoyuznaya Street, Moscow, 117393* Basis: ***The person is among the group of persons that owns the joint-stock company.*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC PC Home. The company has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: *Limited Liability Company Megakor* Location: *84/32-602t, Profsoyuznaya Street, Moscow, 117997* Postal address: *84/32-602t, Profsoyuznaya Street, Moscow, 117997* Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***The same private persons and (or) their relatives have the right to independently dispose of over 50 percent of votes in total due to the shares of the authorized capital of the issuer and the mentioned person.*** Date of basis enforcement: ***January 12, 2001***	-	-
Name: *Limited Liability Company Merkot* Location: *20-1, 1st Gayvoronovsky Proyezd, Moscow, 109518* Postal address: *78-1, Profsoyuznaya Street, Moscow, 117393* Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Merkot. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: *Limited Liability Company RBC Pro* Location: *75/9, Leninsky Prospekt, Moscow, 119261* Postal address: *75/9, Leninsky Prospekt, Moscow, 119261* Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC RBC Pro. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-

Name: *Limited Liability Company "IT Group"* Location: *68 Kommunisticheskiy Prospekt, Gorno-Altaisk, the Republic of Altai 649000* Postal address: *68 Kommunisticheskiy Prospekt, Gorno-Altaisk, the Republic of Altai 649000* Basis: *The person is among the group of persons that owns the joint-stock company* The reason for the person to be within the group of persons that owns the joint-stock company: *OJSC RBC Information Systems has the right to indirectly dispose of 100 percent of the total number of votes due to the stakes in the authorized capital of LLC IT Group. The person that has direct control is «RBC Investments (Cyprus) Limited».* Дата наступления основания: *04.06.2004*	-	-
Name: *Limited Liability Company RBC Programmny Produkt* Location: *office 1-N, 96A, Krasnoputilovskaya Street, St. Petersburg, 196191* Postal address: *office 1-N, 96A, Krasnoputilovskaya Street, St. Petersburg, 196191* Basis: *The person is among the group of persons that owns the joint-stock company* The reason for the person to be within the group of persons that owns the joint-stock company: *OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC RBC Programmny Produkt. The person that has direct control is CJSC RBC SOFT.* Date of basis enforcement: *August 26,.2002*	-	-
Name: *Limited Liability Company ROVERST* Location: *17-1, Otkrytoye Shosse, Moscow, 107143* Postal address: *17-1, Otkrytoye Shosse, Moscow, 107143* Basis: *The person is among the group of persons that owns the joint-stock company* The reason for the person to be within the group of persons that owns the joint-stock company: *OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC ROVERST. The person that has direct control is LLC RBC Center* Date of basis enforcement: *September 24, 2002*	-	-
Name: *Limited Liability Company Telli* Location: *10, Blagoveshchensky Pereulok, Moscow, 103001* Postal address: *78-1, Profsoyuznaya Street, Moscow, 117393* Basis: *The person is among the group of persons that owns the joint-stock company* The reason for the person to be within the group of persons that owns the joint-stock company: *OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Telli. The person that has direct control is CJSC RBC HOLDING.* Date of basis enforcement: *October 17, 2001*	-	-
Name: *Production Cooperative ORGTEKHNIKA* Location: *24-1-1 Tashkentskaya Street, Moscow, 109472* Postal address: *75/9, Leninsky Prospekt, Moscow, 119261* Basis: *The person is among the group of persons that owns the joint-stock company* The reason for the person to be within the group of persons that owns the joint-stock company: *The same private persons and (or) their relatives have the right to independently dispose of over 50 percent of votes in total due to the shares of the authorized capital of the issuer and the mentioned person.* Date of basis enforcement: *January 12, 2001*	-	-

Name: *RBC Information Systems (Europe) N.V.* Location: *Netherlands, Schelmseweg 1, 6861WP Oosterbeek* Postal address: *Netherlands, Postbus 30, 6930AA Westervoort* Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: *October 23, 2002* Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of RBC Information Systems (Europe) N.V.*** Date of basis enforcement: *October 23, 2002*	-	-
Name: *«RBC Investments (Cyprus) Limited»* Location: ***10 Mnasiadou st. Elma House 1065 Nicosia Cyprus*** Postal address: ***10 Mnasiadou st. Elma House 1065 Nicosia Cyprus*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of «RBC Investments (Cyprus) Limited». The person that has direct control is "RBC Information Systems (Europe)" N.V.*** Date of basis enforcement: ***January 22, 2003***	-	-
Name: *«RBC International Limited»* Location: *8th Floor, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong* Postal address: *8th Floor, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong* Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of «RBC International Limited». The person that has direct control is «RBC Investments (Cyprus) Limited»*** Date of basis enforcement: ***November 08, 2004***	-	-
Name: *Closed Joint-Stock Company RBC SOFT* Location: *75/9, Leninsky Prospekt, Moscow, 119261* Postal address: *75/9, Leninsky Prospekt, Moscow, 119261* Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: *September 28, 2001* Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC SOFT.*** Date of basis enforcement: *September 28, 2001*	-	-

Name: *Closed Joint-Stock Company ROSBUSINESSCONSULTING* Location: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC ROSBUSINESSCONSULTING.*** Date of basis enforcement: ***September 28, 2001***	-	-
Name: *Closed Joint-Stock Company RBC HOLDING* Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC HOLDING.*** Date of basis enforcement: ***September 28, 2001***	-	-
Name: *Closed Joint-Stock Company RBC-TV* Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***June 7, 2002*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC-TV.*** Date of basis enforcement: ***June 7, 2002***	**130 000**	**0.11%**

Name: ***Closed Joint-Stock Company SK GARANT*** Location: ***office of the Executive Board, 18-20, Sadovaya-Triumfalnaya Street, Moscow, 103006*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***June 17, 2002*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC SK GARANT.*** Date of basis enforcement: ***June 17, 2002***	-	-
Name: ***Limited Liability Company RBC Center*** Location: ***3b-1, Sadovo-Chernogryazskaya Street, Moscow, 107078*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the authorized capital of LLC RBC Center.*** Date of basis enforcement: ***September 28, 2001***	-	-
Name: ***Limited Liability Company RBC TV Production*** Location: ***68, Kommunisticheskiy Prospekt, Gorno-Altaisk, Altai Republic, 649000*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of 99 percent of the total number of votes due to the shares of the share capital of LLC RBC TV Production. This person is under a direct control of CJSC RBC TV.*** Date of basis enforcement : ***September 9, 2003***	-	-
Наименование: ***Limited Liability Company RBC-Reklama*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***October 21, 2003*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of LLC RBC-Reklama.*** Date of basis enforcement: ***October 21, 2002***	-	-

Name: ***Limited Liability Company RBC Publishing*** Location: ***29 Choros-Gurkina Street, Gorno-Altaisk, Russia, 649000*** Postal address: ***29 Choros-Gurkina Street, Gorno-Altaisk, Russia, 649000*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***December 15, 2003.*** Basis: ***The person is among the group of persons that owns the joint-stock company.*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the stakes the authorized capital of LLC RBC Publishing.*** Date of basis enforcement : ***December 15, 2003***	-	-
Name: ***Closed Joint-Stock Company Information and Research Center "Politics, Economy, Marketing"*** Location: ***24 2nd Kvesisskaya St., Moscow 127220*** Postal address: ***24 2nd Kvesisskaya St., Moscow 127220*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***August, 16, 2004*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC Information and Research Center "PECOM."*** Date of basis enforcement: ***August, 16, 2004***	-	-
Name: ***Autonomous Non-Commercial Organization "National Awarding Committee"*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems is the founder of the Autonomous Non-Commercial Organization "National Awarding Committee" and is entitled to appoint the chief executive and the collective executive bodies.*** Date of basis enforcement: ***August, 18, 2004***	-	-